MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements ("Interim Financial Statements") for the three and nine months ended September 30, 2015 and the audited consolidated financial statements and MD&A of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2014 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of November 13, 2015. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

This discussion includes certain statements that may be deemed "forward-looking statements" or "forward looking information" within the meaning of Canadian and United States securities law. Words such as “plans”, "expects", or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results " may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information may include, but is not limited to,
•	our expectations regarding permitting of a mine at the Pebble Project;
•	our expected financial performance in future periods;
•	our plan of operations, including our plans to carry out exploration and development activities;
•	our ability to raise capital for exploration and development activities;
•	our expectations regarding the exploration and development potential of the Pebble Project; and
•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:
•
that the Company will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements;

•	that we will be ultimately able to obtain permitting for a mine at the Pebble Project;
•	that the market prices of copper and gold will not decline significantly for a lengthy period of time;
•
that we will be able to secure sufficient working capital necessary for the continued environmental assessment and permitting activities and engineering work which is a precondition to any potential development of the Pebble Project, which would then require engineering and financing for ultimate construction;

•	the cost of carrying out exploration and development activities on the Pebble Project;
•	that key personnel will continue their employment with us;
•	our ability to obtain the necessary expertise in order to carry out our exploration and development activities within the planned time periods; and
•	our ability to obtain adequate financing on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Some of the risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:
•	ability to obtain permitting for a mine at the Pebble Project;
•	ability to continue to fund the exploration and development activities;
•	the speculative nature of the mineral resource exploration business;
•	the exploration stage of the Pebble Project;
•	the lack of known reserves on the Pebble Project;
•	inability to establish that the Pebble Project contains commercially viable deposits of ore;
•	ability to recover the financial statement carrying values of the Pebble Project if the Company ceases to continue on a going concern basis;
•	loss of the services of any of the Company’s executive officers;
•	a history of financial losses;
•	ability to continue on a going concern basis;
•	the volatility of gold, copper and molybdenum prices;

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

•	the inherent risk involved in the exploration, development and production of minerals;
•	changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment;
•	the presence of unknown environmental hazards at the Pebble Project;
•	potential claims by third parties against the Pebble Project;
•	inability to insure our operations against all risks;
•	the highly competitive nature of the mining business;
•	litigation risks and the inherent uncertainty of litigation;
•	the historical volatility in the Company’s share price;
•	potential conflicts of interest relating to the Company’s directors and officers;
•	the potential dilution to current shareholders due to any future equity financings;
•	the loss of services of independent contractors; and
•	the potential dilution to current shareholders from the exercise of share purchase options to purchase the Company’s shares.

This list is not exhaustive for the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Since Northern Dynasty acquired the Pebble Project in 2001, the Company and subsequently the Pebble Limited Partnership completed significant exploration programs, resource estimates, environmental data collection and technical studies, and engineering of various possible mine development models and related infrastructure, power and transportation systems. As a consequence of several factors, including the US Environmental Protection Agency Clean Water Act Section 404(c) regulatory action with respect to the Pebble Project, the withdrawal of Anglo American plc from the project and the passage of time, previous technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remain a significant legacy asset of the Company from this period.

For more information on the Company, investors should review the Company’s annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com and the Company’s annual report on Form 20-F filed with the United States Securities Exchange Commission (the "SEC") at www.sec.gov.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned

1.2	Overview

Northern Dynasty is a mineral exploration company which, via its subsidiaries, holds a 100% interest in mining claims on State of Alaska land in southwest Alaska, USA ("US") that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project" or “Pebble”).

The Pebble Project is an initiative to develop one of the world’s most important mineral resources when measured by aggregate contained metals. Current mineral resources in the Pebble deposit at a 0.30% copper equivalent (CuEQ)1 cut-off grade comprise:

•	6.44 billion tonnes of Measured and Indicated Mineral Resources grading 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.66 g/t silver, containing 57 billion pounds of copper, 70 million ounces of gold, 3.4 billion pounds of molybdenum and 344 million ounces of silver; and

•	4.46 billion tonnes of Inferred Mineral Resources grading 0.25% copper, 0.26 g/t gold, 222 ppm molybdenum and 1.19 g/t silver, containing 24.5 billion pounds of copper, 37 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

Mineralization indicating the presence of the Pebble deposit was discovered by a prior operator in 1987, and by 1997 an initial outline of the copper, gold and molybdenum deposit had been identified. Northern Dynasty acquired the right to earn an interest in the Pebble property in 2001. Exploration since that time has led to significant expansion of the Pebble deposit, including the discovery of a substantial volume of higher grade mineralization in the eastern part of the deposit. Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004.

A number of other occurrences of copper, gold and molybdenum have been identified along the extensive northeast-trending mineralized system that underlies the property. The potential of these earlier stage prospects has not yet been fully explored.

Some $802 million has been invested to advance the Pebble Project since 2001, of which approximately $595 million (US$573 million) was provided by a wholly-owned subsidiary of Anglo American plc that participated in the Pebble Limited Partnership (the "Pebble Partnership") from 2007 to 20132, and the remainder was financed by Northern Dynasty.

_______________________________________
1 For additional details, see section 1.2.1 below.
2 During the period 2007 to 2013, the Pebble Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As a consequence of several factors, including the EPA’s CWA 404(c) regulatory action with respect to the Pebble Project, the withdrawal of Anglo American plc from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

In February 2014, the US Environmental Protection Agency (the "EPA") announced the initiation of a regulatory action under the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit. The Company’s efforts since that time have been focused around providing information and responses to this action through the Pebble Partnership.

In 2015, the Company is:

•	engaging in a multi-dimensional strategy, further described in section 1.2.1.2 below, to address the EPA’s pre-emptive regulatory action under Section 404(c) of the Clean Water Act and otherwise prepare documentation to position the Pebble Project for initiation of federal and state permitting under National Environmental Policy Act ("NEPA");

•	continuing to maintain an active corporate presence in Alaska in order to advance relationships with political and regulatory offices of government, Alaska Native partners and other stakeholder groups; and

•	working to secure a transaction with a potential partner(s) to further advance the project.

The Cohen Group Report

One of the initiatives in the Company’s multi-prong strategy has involved the commissioning of an independent third party review of the EPA’s action by The Cohen Group. Subsequent to the end of the quarter on October 6, 2015, The Cohen Group released the report of its findings entitled, ‘Report of an Independent Review of the United States Environmental Protection Agency’s Actions in Connection With Its Evaluation of Potential Mining In Alaska’s Bristol Bay Watershed’, prepared by a team of independent investigators employed by The Cohen Group and law firm DLA Piper over a period of approximately one year.

Cohen states: "The decision about whether to build a mine in this area, as well as the process used to make such a decision, is very important to Alaska’s environment, economy, people, fish and wildlife. It requires regulatory authority to be exercised in the fairest way possible. After a very thorough review, I do not believe EPA used the fairest and most appropriate process."

Cohen concludes by encouraging US lawmakers to consider taking action to ensure that all major development projects in the US, including Pebble, are evaluated through NEPA permitting process. “This process, which entails compliance with NEPA and other regulatory requirements, an environmental impact statement, and input from EPA, other relevant agencies, and the State of Alaska, will supply the gaps in information which the Bristol Bay Watershed Assessment left outstanding. This decision is too important to be made with anything less than the best and most comprehensive information available.”

Financing

In August 2015, Northern Dynasty announced that it would seek to raise up to $20 million through a combination of an equity financing through the issuance of share purchase warrants ("Special Warrants") and the purchase of the TSX Venture listed entity, Cannon Point Resources Ltd. ("Cannon Point"), whose primary asset is cash of $4.7 million. By September 10, 2015, the Company had closed the Special Warrant portion of the financing, raising over $15 million.

The acquisition of Cannon Point closed on October 29, 2015. In conjunction with the transaction with Cannon Point, Mr. Gordon Keep has been appointed to Northern Dynasty’s board of directors.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

Also subsequent to the end of the quarter on October 8, 2015, Northern Dynasty announced that it intends to acquire TSX Venture listed company, Mission Gold Ltd., whose primary assets are approximately $9 million in cash and a 100% interest in a titanium project (which has to be sold to a third party on terms acceptable to the Company prior to, and as a condition of, closing of the acquisition).

Further details of the recent financings are provided in 1.2.2.

Corporate

At September 30, 2015, Northern Dynasty had $12.6 million in cash and cash equivalents available for its operating requirements. The Company has prioritized the allocation of the available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. The Company continues to seek additional financing in order to progress any material programs. Additional financing may include any of or a combination of, debt, equity and/or contributions from possible new Pebble Project participants as well as the acquisition of entities whose primary asset is cash (refer to the recent financings in 1.2.2).

There can be no assurances that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

1.2.1	Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, approximately 17 miles (27 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. The property consists of 2,402 mineral claims. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for sound mine site and infrastructure development.

1.2.1.1	Technical Information

In early 2015, a Technical Report, written in accordance with National Instrument ("NI") 43-101 (the "2014 Technical Report") was completed to document information on the current mineral resources and metallurgy for the project. The technical report, entitled "2014 Technical Report on the Pebble Project, Southwest Alaska, USA," effective date December 31, 2014 and authored by J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., and Ting Lu, P.Eng., is filed under the Company’s profile at www.sedar.com.

Mineral Resources

The current estimate of the mineral resources in the Pebble deposit incorporated in the 2014 Technical Report is based on drilling to the end of 2013, and includes approximately 59,000 assays obtained from 699 drill holes. The resource was estimated using ordinary kriging by David Gaunt, P.Geo., a qualified person who is not independent of Northern Dynasty.

The mineral resource tabulation, as shown below, uses copper equivalency that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the silver content or its potential economic contribution. A base case cut-off of 0.3% CuEq is highlighted.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

Pebble Project Mineral Resources

Cut-off CuEq (%)	CuEq (%)	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)	Cu Blbs	Au Moz	Mo Blbs	Ag Moz
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.66	3.83	5.93	0.21	28.13
0.4	0.66	508,000,000	0.34	0.36	180	1.68	3.80	5.88	0.20	27.42
0.6	0.77	279,000,000	0.40	0.42	203	1.84	2.46	3.77	0.12	16.51
1.0	1.16	28,000,000	0.62	0.62	302	2.27	0.38	0.56	0.02	2.04
Indicated
0.3	0.77	5,912,000,000	0.41	0.34	245	1.66	53.42	64.62	3.20	315.50
0.4	0.82	5,173,000,000	0.45	0.35	260	1.75	51.31	58.21	2.97	291.05
0.6	0.99	3,450,000,000	0.55	0.41	299	1.99	41.82	45.47	2.27	220.71
1.0	1.29	1,411,000,000	0.77	0.51	343	2.42	23.95	23.14	1.07	109.79
Measured + Indicated
0.3	0.76	6,439,000,000	0.40	0.34	240	1.66	56.76	70.38	3.40	343.63
0.4	0.81	5,681,000,000	0.44	0.35	253	1.75	55.09	63.92	3.17	319.62
0.6	0.97	3,729,000,000	0.54	0.41	291	1.98	44.38	49.15	2.39	237.37
1.0	1.29	1,439,000,000	0.76	0.51	342	2.42	24.11	23.60	1.08	111.97
Inferred
0.3	0.54	4,460,000,000	0.25	0.26	222	1.19	24.55	37.25	2.18	170.49
0.4	0.68	2,630,000,000	0.33	0.30	266	1.39	19.14	25.38	1.55	117.58
0.6	0.89	1,290,000,000	0.48	0.37	291	1.79	13.66	15.35	0.83	74.28
1.0	1.20	360,000,000	0.69	0.45	377	2.27	5.41	5.14	0.30	25.94

Notes to above table:

These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred Mineral Resources are considered to be too speculative to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except for Preliminary Economic Assessments as defined under 43-101. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.

Copper equivalent calculations used metal prices of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East zone.

Contained metal calculations are based on 100% recoveries.

A 0.30% CuEQ cut-off is considered to be appropriate for porphyry deposit open pit mining operations in the Americas.

All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed economic analyses that would be required in pre-feasibility and feasibility studies.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm and is based on the parameters set out below:

Parameter		Units	Cost ($)	Value
Metal Price	Gold	$/oz	-	1540.00
	Copper	$/lb	-	3.63
	Molybdenum	$/lb	-	12.36
Metal Recovery	Copper	%	-	89
	Gold	%	-	72
	Molybdenum	%	-	82
Operating Cost	Mining (mineralized material or waste)	$/ton mined	1.01	-
	Added haul lift from depth	$/ton/bench	0.03	-
	Process
	– Process cost adjusted by total crushing energy	$/ton milled	4.40	-
	– Transportation	$/ton milled	0.46	-
	– Environmental	$/ton milled	0.70	-
	– G&A	$/ton milled	1.18	-
Block Model	Current block model	ft	-	75 x 75 x 50
Density	Mineralized material and waste rock	-	-	Block model
Pit Slope Angles	–	degrees	-	42

Environmental and Socioeconomic

Environmental Baseline Studies

Extensive environmental baseline data collection was initiated in 2004, with close and ongoing attention given to designing and planning a project that protects clean water, healthy fish and wildlife populations and other natural resources in the region.

In January 2012, the Pebble Partnership publicly released the 27,000-page Environmental Baseline Document ("EBD") for the Pebble Project, characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence activities. The purpose of the EBD is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area. Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents. The EBD study is available at www.pebbleresearch.com.

The Pebble Partnership facilitated a four-day workshop with federal and state regulatory agencies in January 2012 to present the EBD findings. The workshop was broadcast publicly via the Internet. A series of public presentations was also coordinated in more than 20 communities throughout southwest Alaska and elsewhere around the State to present the EBD findings. Public and expert review of the EBD was facilitated under the Keystone initiative3.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

Environmental baseline data reports through 2014 are being integrated with the database from the EBD so that this information can be shared with state/federal agencies and the public as part of the future permitting process under NEPA. Environmental monitoring at reduced levels continues in 2015.

Community Engagement

An active program of stakeholder outreach has also been undertaken at Pebble, and has included community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns and to advise participants about modern mining practices.

Stakeholder outreach and community engagement is ongoing, although at a reduced scale commensurate with other project activities. As the Pebble Project advances toward the completion of a Project Description and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate further stakeholder engagement programs to involve stakeholders in the planning process.

1.2.1.2	Legal Matters

Environmental Protection Agency and Bristol Bay Watershed Assessment

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the U.S. Clean Water Act (the "Clean Water Act") to prohibit discharges of dredged or fill material in waters of the US within these drainages; however, evidence exists that the EPA may have been considering a Section 404(c) veto of the Pebble Project at least as far back as 2008 – two years before it received a petition from several Alaska Native tribes.

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a "hypothetical project" that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence would not yet be known. It is believed by the Company that the assessment was rushed – because it was based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document (further described under Environmental Baseline Studies above).

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous NEPA permitting process.

________________________________
3 An independent stakeholder dialogue process concerning the Pebble Project initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized, in a report entitled "External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska" released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panellists called the EPA's effort to evaluate the effects of a "hypothetical mining scenario" on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading". A list of these peer review documents can be found on the Company’s website.

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012.

In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

On February 28, 2014, the EPA announced the initiation of a regulatory action under Section 404(c) of the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

In late May 2014, the Pebble Partnership filed suit in the U.S. District Court for Alaska and sought an injunction to halt the regulatory action initiated by the EPA under the Clean Water Act, asserting that, in the absence of a permit application, the action exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co-plaintiffs. On September 26, 2014, U.S. federal court in Alaska granted the EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. If or when the EPA action is deemed "final", the Pebble Partnership will pursue the underlying case. The Company also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. This appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c).

On July 18, 2014, EPA Region 10 announced a "Proposed Determination" to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. Northern Dynasty management does not accept that the EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the formal submission of a development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement ("EIS") and review under NEPA.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

On September 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination. Northern Dynasty and the Pebble Partnership believe the Proposed Determination is unsupported by the administrative record as established by the Bristol Bay Watershed Assessment, and is therefore arbitrary and capricious.

On September 3, 2014, the Pebble Partnership initiated a second action against EPA in federal district court in Alaska charging that EPA violated the Federal Advisory Committee Act ("FACA") due to its close interactions with, and the undue influence of Environmental Non-Governmental Organizations and anti-mining activists in developing the Bristol Bay Watershed Assessment, and with respect to its unprecedented pre-emptive 404c regulatory action under the Clean Water Act. On September 24, 2014, the U.S. federal court judge in Alaska released an order recognizing that the EPA agreed not to take the next step to advance its 404c regulatory action with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

On November 24, 2014, a U.S. federal court judge in Alaska granted the Pebble Partnership’s request for a preliminary injunction in relation to the FACA case. While the preliminary injunction does not resolve the Pebble Partnership’s claims that the EPA actions with respect to the Bristol Bay Watershed Assessment and subsequent 404c regulatory action violated FACA, the decision permits the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. On June 4, 2015, the federal court in Alaska issued an order denying the EPA’s motion to dismiss this case.

Discovery has now commenced in the FACA case. The Pebble Partnership has filed requests for production of documents and notices of dispositions for EPA employees and relevant third parties. Should the Pebble Partnership prevail in its FACA litigation against the EPA, the federal agency may be unable to rely upon the Bristol Bay Watershed Assessment as part of the administrative record for any regulatory action at the Pebble Project.

On October 14, 2014, the Pebble Partnership filed suit in federal district court in Alaska charging that EPA has violated the Freedom of Information Act by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act. The EPA moved for summary judgment claiming that its search for and disclosure of document was adequate. The Pebble Partnership opposed the government’s motion, pointing out several deficiencies in the EPA’s search parameters and the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the Freedom of Information Act ("FOIA") litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered the EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in camera review of the sample and test the merits of the EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, the EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents. The parties are currently briefing the application of the deliberative process privilege with respect to the sample of documents.

Counsel for Northern Dynasty and the Pebble Partnership has submitted numerous letters to the independent Office of the EPA Inspector General ("IG") since January 2014 raising concerns of apprehension of bias, process irregularities and undue influence by environmental organizations in the EPA's preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 2, 2014, the IG’s office announced that it would investigate the EPA’s conduct in preparing ‘An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska’. A team of IG investigators was assigned "to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska."

On March 24, 2015, it was announced that former United States Defense Secretary William S. Cohen and his firm, The Cohen Group, assisted by the law firm DLA Piper, had been retained by the Pebble Partnership to conduct an independent review of whether the EPA acted fairly in connection with its evaluation of potential mining in the Bristol Bay watershed. Secretary Cohen was requested to evaluate the fairness of EPA's actions and decisions in this matter based upon a thorough assessment of the facts and relying on his experience as a senior government official as well as his 24 years as a member of the U.S. Senate and House of Representatives.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

A team of independent investigators employed by The Cohen Group and DLA Piper reviewed thousands of documents secured through FOIA requests and interviewed approximately 60 individuals involved with the EPA or its review of the Pebble Project. On October 6, 2015, Mr. Cohen released his report entitled "Report of an Independent Review of the United States Environmental Protection Agency’s Actions in Connection with its Evaluation of Potential Mining in Alaska’s Bristol Bay Watershed." The report stated the conclusion of Mr. Cohen that he did not believe the EPA used the "fairest and most appropriate process" in its proposed preemptive regulatory action under the Clean Water Act 404(c).

Mr. Cohen urged policymakers to require that the permitting process under NEPA and the regulations developed by the Council on Environmental Quality (the "Permit/NEPA Process") be followed. The Permit/NEPA Process, which entails compliance with NEPA and other regulatory requirements, an environmental impact assessment and input from the EPA, other relevant agencies and the State of Alaska, and will supply the gaps in information which the BBWA left outstanding. Mr. Cohen commented that the Permit/NEPA Process is more comprehensive than the pre-emptive Section 404(c) action employed by the EPA and he could find no valid reason why that process was not used.

The Cohen report raised a number of concerns about the EPA’s Bristol Bay Watershed Assessment study and the Clean Water Act 404(c) regulatory action, including possible prejudice regarding the outcome of the action by the EPA, inappropriately close relationships between certain EPA officials and anti-mine advocates, EPA’s candor with respect to certain actions it took, lack of consistency between the BBWA and the proposed determination, and lack of cooperation by EPA personnel with respect to Congressional queries and FOIA requests.

Northern Dynasty does not consider the Cohen report to constitute an "expert’s" report but rather considers it to constitute an informed view of the Company’s treatment by the EPA expressed by a person familiar with governmental due process goals. Mr. Cohen has appeared before a Congressional committee (House Committee on Science, Space and Technology) with respect to the findings in his report and if given the opportunity may appear before other committees in the months ahead.

In summary, the Pebble Partnership is advancing a multi-dimensional strategy to address the EPA’s preemptive regulatory action under Section 404(c) of the Clean Water Act, and is working to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the federal agency. This strategy includes three discrete pieces of litigation against the EPA, including:

•	challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the Clean Water Act prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

•	alleging that the EPA violated FACA in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the Clean Water Act regulatory action; and

•	alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under FOIA.

While the litigation process is inherently uncertain, and it is difficult to predict with confidence the length of time that each of the legal initiatives described above will take to advance to specific milestone events or final conclusion, Northern Dynasty expects:

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

•	a final decision by a federal court judge in Alaska on the Pebble Partnership’s FACA case sometime in the next 18 months; and

•	the independent Office of the EPA Inspector General to complete its investigation and publish a final report on EPA actions with respect to the Bristol Bay Watershed Assessment and the EPA’s subsequent regulatory action under Section 404(c) of the Clean Water Act in the first quarter of 2016.

Northern Dynasty cannot predict the outcome of its various challenges to what it sees as improper pre-emptory attempts by the EPA to prevent or unduly restrict mineral development at Pebble. If these challenges all fail and EPA continues to oppose the Pebble Project by all legal means, it will almost certainly have a material adverse effect on the Company.

Nunamta Aulukestai

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs filed an appeal and a ruling was made on May 29, 2015. The Alaska Supreme Court agreed that there was no evidence of environmental damage but ruled that the land use permits conveyed an interest in land and, as such should have been preceded by public notice. The decision does not change the status of current permits held by the Pebble Partnership, although drilling permits applied for in future may necessitate additional public notice and comment requirements. In August 2015, the Supreme Court ruled in the appeal case that the Alaska Department of Natural Resources and the Pebble Partnership were jointly and severally liable for plaintiff’s attorney fees in the amount of US$57,082. The case has been remanded back to the trial court, where there will be further litigation about the potential award of the plaintiff’s attorney’s fees for the trial court portion of the litigation.

1.2.2	Financings

December 2014 Special Warrants - $15.5 Million Financing

On December 29, 2014, the Company announced the terms of an offering of its Special Warrants and subsequently, on January 13, 2015, it closed the offering, raising a total of approximately $15.5 million from the sale of 35,962,735 Special Warrants. All special warrants have been exercised and a total of 35,962,735 of the Company’s common shares (“Common Shares”) have been issued. The issuance of the Common Shares was qualified by the Company’s short-form prospectus dated February 24, 2015.

August 2015 Financing

In August 2015, Northern Dynasty announced that it intends to raise up to $20 million through a combination of an issuance of $10-$15 million worth of Special Warrants, exercisable into Common Shares on a one for one basis, at a price of $0.399 per special warrant (the "August 2015 Special Warrants"), together with the acquisition of 100% of Cannon Point Resources Ltd. ("Cannon Point"), a TSX Venture listed entity, whose primary asset is cash of $4.7 million.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

August 2015 Special Warrants – $15 Million Financing

On August 10, 2015, the Company announced the terms of the Offering and on August 31, 2015 and September 10, 2015 that it had closed the Offering, raising a total of approximately $15 million from the sale of 37,600,000 Special Warrants.

Under the terms of issuance of the August 2015 Special Warrants, the Company filed a short-form prospectus in certain Canadian provinces to qualify the conversion of the August 2015 Special Warrants and a registration statement in the United States to qualify the resale of Common Shares by U.S. investors. The Company received a final receipt for the short-form prospectus from the relevant Canadian securities regulators and all the August 2015 Special Warrants automatically exercised on November 13, 2015 into Common Shares on a one-for-one basis without payment of any additional consideration.

Acquisition of dormant listed issuer (Cannon Point) with $4.7 million in cash

On August 31, 2015, the Company entered into an arrangement agreement (the “Arrangement”) with Cannon Point whereby the Company would acquire 100% of the issued and outstanding Cannon Point shares. Cannon Point, a TSX-Venture listed company, had approximately $4.7 million in cash and had no other significant asset and/or active operations as of the date of the Arrangement.

The transaction closed on October 29, 2015. Pursuant to the Arrangement, Northern Dynasty issued an aggregate of 12,881,344 Common Shares to the former shareholders of Cannon Point (0.376 of a Northern Dynasty common share for each issued Cannon Point common share). In addition, 8,375,000 share purchase warrants of Cannon Point were exchanged for 3,149,000 share purchase warrants of Northern Dynasty exercisable at a price of $2.13 per share on or before December 17, 2015, and 3,312,500 stock options of Cannon Point were exchanged for 1,245,500 stock options of Northern Dynasty with exercise prices ranging from $0.29 to $0.43 per share. All such options will expire on January 29, 2016, with the exception of an aggregate of 676,800 options which will retain their original expiry date. The weighted average expected life of the options is 2.56 years.

Planned acquisition of listed issuer (Mission Gold Ltd.) with approximately $9 million in cash

Subsequent to the end of the third quarter, on October 8, 2015, the Company announced that it intends to acquire 100% of approximately 50.5 million issued and outstanding common shares of the TSX Venture Exchange-listed Mission Gold Ltd. ("Mission Gold"), whose primary assets are approximately $9 million in cash and a 100% interest in the Alto Parana titanium project (which has to be sold to a third party on terms acceptable to the Company prior to, and as a condition of, closing of the acquisition).

On November 2, 2015, the Company announced that it had signed a definitive agreement with Mission Gold (the "Arrangement Agreement"). The transaction will be implemented by way of a statutory plan of arrangement. Each common share of Mission Gold will be exchanged for 0.55 of a Northern Dynasty common share, subject to adjustment in the event that Mission Gold’s working capital is less than an agreed minimum amount. Each of approximately 16.7 million outstanding Mission Gold warrants will be exchanged pursuant to the plan of arrangement for a warrant to acquire one Northern Dynasty common share at an exercise price increased to 110% of the applicable existing Mission Gold warrant exercise price and having the same expiry date as the original warrant term. One nominee of Mission Gold will be appointed to the board of directors of Northern Dynasty at closing.

As part of the transaction, Mission Gold has made a secured loan facility of up to $8.4 million available to Northern Dynasty. The facility has a term of six months, provided that if the Arrangement Agreement is terminated due to a breach by Northern Dynasty, the facility will be repayable 30 days from the date of termination along with accrued interest at a rate of 15% per annum. On November 4, 2015, the Company drew down an initial advance of $2,000,000 under the facility.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

Northern Dynasty has also entered into standard lock-up agreements with certain security holders of Mission Gold, including with holders of approximately 49% of the outstanding Common Shares of Mission Gold to vote in favour of the Transaction.

The Arrangement Agreement provides for, among other things, a non-solicitation covenant on the part of Mission Gold, subject to customary "fiduciary out" provisions that entitle Mission Gold to consider and accept a superior proposal, a right in favour of Northern Dynasty to match any superior proposal and, in certain circumstances, the payment of a termination fee.

The Transaction is subject to the approval of the TSX Venture Exchange on the part of Mission Gold and the TSX and NYSE MKT on the part of Northern Dynasty, required approvals of the court and the Mission Gold security holders, the execution of a binding agreement for the sale of Mission Gold’s Alto Parana titanium project prior to closing of the Transaction, and other customary closing conditions.

The Transaction is not subject to Northern Dynasty shareholder approval. It is expected to close within 120 days of the October 8, 2015, announcement; however, given that a number of the conditions are beyond the Company’s control, there can be no certainty of completion at this time.

1.2.3	Market Trends

Copper prices increased from early 2009 until late 2011. From that time, prices have been variable and weakened overall. The recent closing price is US$2.19/lb.

The average annual gold price steadily increased from 2008 to 2012. Gold prices trended lower in 2013, and have been variable but weakening overall in 2014 and 2015. The recent closing price is US$1,082/oz.

Molybdenum prices were variable, but improving in 2010 and 2011, variable in 2013, and then began an uptrend that extended through the end of June 2014. Prices have, largely, been on a downtrend since that time with a recent closing price of US$4.99/lb.

An upward trend in silver prices began in 2010, and continued to late September 2011; prices reached as high as $43/oz in 2011, resulting in the highest average annual price since 2008. Prices ranged between $26/oz and $35/oz between October 2011 and December 2012, and trended downward in 2013. Silver prices have been variable in 2014 and 2015, with an overall decrease in the average price. The recent closing price is US$14.39/oz.

Average annual prices since 2010 as well as the average prices of copper, gold, molybdenum and silver so far in 2015 are shown in the table below:

Year	Average metal price
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2010	3.42	1,228	15.87	20.24
2011	4.00	1,572	15.41	35.25
2012	3.61	1,669	12.81	31.16
2013	3.32	1,410	10.40	23.80
2014	3.14	1,276	11.91	19.08
2015 (to the date of the MD&A)	2.55	1,173	6.96	15.91

Source: LME Official Cash Price as provided at www.metalprices.com

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

1.3	Selected Annual Information

Not required for interim MD&A.

1.4	Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
of Comprehensive Loss	2015	2015	2015	2014	2014	2014	2014	2013
(Income)
Expenses
Exploration and evaluation	$1,786	$1,484	$2,074	$3,461	$2,436	$2,952	$4,028	$1,076
General and administrative(i)	3,076	1,567	1,816	2,118	2,120	2,150	2,670	1,596
Legal, accounting and audit(i)	4,452	2,922	3,248	4,933	1,957	1,281	155	214
Share-based compensation	33	41	360	522	557	699	2,099	–
Other items (ii)	50	(236)	(1,252)	(1,109)	(982)	(211)	(489)	(412)
Equity accounting adjustment (iii)	–	–	–	–	–	–	–	(5,062)
Loss (income) for the quarter	$9,397	$5,778	$6,246	$9,925	$6,088	$6,871	$8,463	$(2,588)

Basic and diluted loss (income) per common share	$0.07	$0.04	$0.05	$0.10	$0.06	$0.07	$0.09	$(0.03)

(i)

From Q1-2015 onward, in presenting the statement of loss and comprehensive loss, the Company has separately reflected legal, accounting and audit expenditures, which line item is predominantly comprised of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project. These expenditures were previously included under general and administrative expenditures. Quarterly results for all previous quarters presented in the above table have been adjusted to conform with the classification of expenditures adopted in the current year’s fiscal quarters.

(ii)	Other items include interest income, interest payable, exchange gains or losses, and deferred income tax expense and recovery.

(iii)	Represents a gain recorded upon discontinuance of equity method for accounting for the investment in the Pebble Limited Partnership when the Company reacquired control in Q4 of 2013.

Discussion of Quarterly Trends

Since late Q3 of 2013, the Company has funded 100% of evaluation work on the Pebble Project following the withdrawal of the project partner. Exploration and evaluation expenses ("E&E") included costs for Native community engagement, select environmental monitoring programs, annual fees for claims (in Q4 of 2014), site leases for accommodation, land access agreements and technical studies, some of which were incurred at the beginning of the respective year.

General and administrative expenses ("G&A"), which exclude legal, accounting and audit expenses as per the revised presentation of the statement of loss and comprehensive loss adopted by the Company in fiscal year 2015, have fluctuated based on the level of corporate activities undertaken. As a result of the added costs associated with the management and administration of the Pebble Partnership, G&A trended higher initially in 2014 then declined to a quarterly average of approximately $1.7 million in Q1 and Q2 of 2015. In Q3 2015, the G&A increased mainly due to the recognition of arrear directors fees and a bonus commitment.

Legal, accounting and audit expenses are comprised primarily of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project and have fluctuated in line with ongoing activities to advance the Company’s multi-dimensional strategy to address the EPA’s pre-emptive regulatory process as discussed in Section 1.2.1.2 Legal Matters.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

Share-based compensation expense ("SBC") has fluctuated due to the timing of share purchase option grants and the vesting periods associated with these grants. In 2014, the Company issued share purchase options and accordingly recognized SBC on grant date and over the vesting periods for share purchase options. There were no grants of options in the first three quarters in 2015.

1.5	Results of Operations

The following financial data has been prepared in accordance with IFRS effective for the period ended September 30, 2015.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1	Results of Operations for the Three Months Ended September 30, 2015 vs. 2014

The Company recorded an increase in loss of $3.3 million to $9.4 million from a loss of $6.1 million in 2014.

E&E decreased by $0.7 million as the Company prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements relating to ongoing activities around the EPA’s initiatives as discussed in Section 1.2.1.2 Legal Matters. E&E activities during the quarter included Native community engagement, environmental monitoring and site leases for accommodation.

The following table provides a breakdown of E&E incurred during the period:

E&E (expressed in thousands of dollars)	Three months ended September 30
	2015	2014
Engineering	$60	$7
Environmental	162	720
Site activities	558	38
Socio-economic	960	751
Other activities and travel	46	920
Total	$1,786	$2,436

G&A excluding legal, accounting and audit slightly increased $1.0 million to $3.1 million due primarily to the recognition of arrear directors’ fees for period and a 2014 bonus commitment. Legal, accounting and audit costs increased by $2.5 million due primarily to increased legal costs incurred as the Company, through the Pebble Partnership, advances key legal objectives to address the EPA’s pre-emptive regulatory process (see Section 1.2.1.2 Legal Matters).

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

The following table provides a breakdown of G&A incurred during the period:

G&A (expressed in thousands of dollars)	Three months ended September 30
	2015	2014
Conference and travel	$112	$76
Consulting	(63)	358
Insurance	103	101
Office costs	319	295
Management and administration	2,368	1,093
Shareholder communication	222	178
Trust and filing	15	19
General and administrative	3,076	2,120
Legal, accounting and audit	4,452	1,957
Total	$7,528	$4,077

SBC decreased to $ 33,000 from $0.5 million in 2014 as the Company did not grant any options in the current period (2014 – 0.2 million options were granted).

1.5.2	Results of Operations for the Nine Months Ended September 30, 2015 vs. 2014

The Company recorded a loss of $21.4 million, the same as it recorded for 2014.

E&E decreased by $4.1 million as the Company prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements relating to ongoing activities around the EPA’s initiatives as discussed in Section 1.2.1.2 Legal Matters. E&E activities as such for the period included Native community engagement, environmental monitoring and site leases for accommodation.

The following table provides a breakdown of E&E incurred during the period:

E&E (expressed in thousands of dollars)	Nine months ended September 30
	2015	2014
Engineering	$197	$1,303
Environmental	651	1,968
Site activities	1,450	2,649
Socio-economic	2,885	3,255
Other activities and travel	161	243
Total	$5,344	$9,418

G&A, excluding legal, accounting and audit, decreased by $0.4 million due to the Company reducing office costs and consulting. Legal, accounting and audit increased by $7.3 million due primarily to increased legal costs incurred as the Company, through the Pebble Partnership, advances key legal objectives to address the EPA’s pre-emptive regulatory process (see Section 1.2.1.2 Legal Matters).

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

The following table provides a breakdown of G&A incurred during the period:

G&A (expressed in thousands of dollars)	Nine months ended September 30
	2015	2014
Conference and travel	$292	$252
Consulting	171	524
Insurance	293	320
Office costs	981	1,425
Management and administration	3,882	3,588
Shareholder communication	575	616
Trust and filing	265	216
General and administrative	6,459	6,941
Legal, accounting and audit	10,622	3,393
Total	$17,081	$10,334

SBC decreased by $2.9 million as the Company did not grant any options in the current period (2014 – 5.9 million options were granted).

1.6	Liquidity

The Company's major sources of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions and the issue of common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As at September 30, 2015, the Company’s cash and cash equivalents were $12.6 million as compared to $9.5 million at December 31, 2014. The Company used $18.8 million of its cash in its operating activities (see Section 1.5.1) and raised $17.7 million from the special warrant financings that closed in January, August and September 2015 (see Section 1.2.2 Financings). The Company received a loan advance of $4.25 million from Canon Point in terms of the credit facility provided by Cannon Point (see Section 1.2.2 Financings). The Company has prioritized the allocation of these funds to meet key corporate and Pebble Project expenditure requirements to January 2016. Additional financing will be required in order to progress any material expenditures at the Pebble Project in 2016. The Company has signed a definitive agreement with Mission Gold whereby the Company is to acquire Mission Gold, which has approximately $9 million in cash (see Section 1.2.2 Financings). There can be no assurances that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims which includes rental fees of approximately US$1.0 million due in November 2015 for existing claims and routine office and site leases (refer to Note 13 in the notes to Interim Financial Statements which accompany this MD&A).

1.7	Capital Resources

The Company’s capital resources consist of its cash reserves. As of September 30, 2015, the Company had no long term debt or commitments for material capital expenditures other than what has been disclosed in the Financial Statements.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

There are none.

1.9	Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. ("HDSI")

Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiary, HDSI are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

Many of the current directors of the Company – namely, Scott Cousens, Robert Dickinson, Russell Hallbauer, Marchand Snyman and Ronald Thiessen – are active members of the HDI Board of Directors. Other key management personnel of the Company – Doug Allen, Stephen Hodgson, Bruce Jenkins, Sean Magee and Trevor Thomas – are members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company. HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the "Services Agreement") dated July 2, 2010 whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either the Company or HDSI.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

The following summarizes the transactions with HDSI for the three and nine months ended September 30:

	Three months		Nine months
Transactions	2015	2014	2015	2014
Services rendered by HDSI	$1,768	$1,374	$3,878	$2,941
Technical	136	440	792	1,005
Engineering	(36)	147	119	355
Environmental	116	157	467	341
Socioeconomic	(1)	84	-	195
Other technical services	57	52	206	114
General and administrative	1,632	934	3,086	1,936
Management, financial & administration	1,405	637	2,283	1,343
Provision of IT services	72	122	291	245
Shareholder communication	155	175	512	348

Reimbursement of third party expenses	63	40	201	215
Conference and travel	18	39	89	134
Insurance	12	–	63	63
Office supplies and other	33	1	49	18

Sale of available-for-sale financial assets to HDSI	(280)	–	(280)	–

Total	$1,551	$1,414	$3,799	$3,156

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 8(a) in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

The Company has signed a definitive agreement with Mission Gold in which the Company is to acquire Mission Gold by way of a statutory plan of arrangement, which details are discussed in 1.2.2. There are no other proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12	Critical Accounting Estimates

There was no change in the use of estimates and judgments during the current period from those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2014 available under the Company’s profile at www.sedar.com.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

1.13	Changes in Accounting Policies including Initial Adoption

The Company has disclosed information and potential impact thereof in Note 2 in the notes to the Financial Statements which accompany this MD&A.

1.14	Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Company limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group as and when required. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the year ended December 31, 2014. Amounts receivable include receivable balances with government agencies and refundable deposits. Management has also concluded that there is no objective evidence of impairment to its amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership and U5 Resources Inc. have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity as the Company’s functional and presentation currency is the Canadian dollar. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the year ended December 31, 2014.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the period ended September 30, 2015.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

Commodity price risk

While the value of the Company’s Pebble Project, held through its interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, reserves and special warrants, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's 2014 Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1	Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A is shown in the following table:

Total
Common Shares issued and outstanding	181,453,943
Warrants
Warrants issued pursuant to the acquisition of Cannon Point (exercise price per warrant: $2.13)	3,149,000
Share options
Share options issued to employees and consultants (weighted average exercise price per option: $1.27)	9,784,400
Share options issued pursuant to the acquisition of Cannon Point (weighted average exercise price per option: $0.38)	1,245,500
Total options outstanding	11,029,900

1.15.2	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2015

1.15.3	Management’s Report on Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

1.15.4	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

1.15.5	Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.6	Risk Factors

Please refer to "Risk Factors" discussed in Item 5 in the Company’s 2014 annual information form for the year ended December 31, 2014 filed under the Company’s profile on SEDAR at www.sedar.com.